# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: KORE Group Holdings, Inc., CIK 0001855457
CUSIP: 50066V305
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1155 Perimeter Center West, 11th Floor, Atlanta, Georgia (GA), 30338
Date of event which requires filing of this statement: 07/21/2026
Amends the filing with accession number 0001193125-21-296271
Filed by CIK 0001824639
Persons authorized to receive notices and communications: William Kloos, 875 Third Avenue, New York, New York (NY), 10022, (212) 521-8495

## Reporting persons
- Cerberus Telecom Acquisition Holdings, LLC (CIK 0001824639): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Frank Bruno (CIK 0001728693): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: KORE Group Holdings, Inc.
Address of issuer's principal executive offices: 1155 Perimeter Center West, 11th Floor, Atlanta, Georgia (GA), 30338
Comment:
The following constitutes Amendment No. 2 ("Amendment No. 2") to the Schedule 13D filed with the Securities and Exchange Commission ("SEC") by Cerberus Telecom Acquisition Holdings, LLC ("Cerberus"), Frank Bruno (together, the "Reporting Persons") and Stephen Feinberg on October 12, 2021, as amended by Amendment No. 1 filed on March 18, 2025. This Amendment No. 2 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented by the addition of the following:

On July 21, 2026, KORE Group Holdings, Inc. (the "Issuer"), completed the transactions contemplated by the Agreement and Plan of Merger, dated as of February 26, 2026 (the "Merger Agreement"), by and among the Issuer, KONA Parent L.P., a limited partnership ("Parent") affiliated with certain funds managed by affiliates of Searchlight Capital Partners, L.P. and Abry Partners, LLC and/or Abry Partners II, LLC, and KONA Merger Sub Co., a wholly owned subsidiary of Parent ("Merger Sub"). In accordance with the Merger Agreement, Merger Sub merged with and into the Issuer, with the Issuer surviving the merger as a wholly-owned subsidiary of an affiliate of Parent (such merger, the "Merger"). At the effective time of the Merger, all shares of Common Stock, par value $0.0001 per share, of the Issuer ("Common Stock") other than shares of Common Stock held by Parent or Merger Sub, shares held by the Issuer as treasury stock, and shares held by stockholders who have properly exercised and perfected appraisal rights, were cancelled and converted into the right to receive an amount in cash equal to $9.25 per share, without interest and subject to any applicable withholding taxes (the "Merger Consideration").

Pursuant to the terms of the Merger Agreement, on July 21, 2026, the Reporting Persons disposed of all of the shares of Common Stock of the Issuer held by them and received the Merger Consideration. As a result of the Merger, the previously disclosed warrants beneficially owned by the Reporting Persons are no longer exercisable to purchase shares of Common Stock, and therefore the Reporting Persons no longer have any beneficial ownership of shares of Common Stock as a result of beneficially owning such warrants.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date hereof, the Reporting Persons no longer beneficially own any shares of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: Items 7 through 10 of each of the cover pages of this Schedule 13D are incorporated herein by reference.
Transactions in the class effected during the past sixty days: The information in Item 4 is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of July 21, 2026, the Reporting Persons ceased to beneficially own more than 5% of the outstanding shares of Common Stock.

## Signatures
- Cerberus Telecom Acquisition Holdings, LLC: /s/ Frank Bruno, Frank Bruno/Chief Operating Officer (07/27/2026)
- Frank Bruno: /s/ Frank Bruno, Frank Bruno/Self (07/27/2026)